Source

MARKET NEWS

Date

02/20/2006

Time

02:58:22 PM

Company

Derek Oil & Gas Corporation

Title

Short

Positions on 2006/02/15      38,500     -1

  DMIS Processed No  CDNX Symbol: DRK

Exchange: VSE  Symbol: DRK

Exchange:   Symbol:

Exchange:   Symbol:

Press Release

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")

- Short Positions on 2006/02/15      38,500     -13,000      0.43

//st

Net       Total     Last        Total       Price

Date         Change     Shorted    Price       Volume       Range

----------------------------------------------------------------------------

2006/02/15      -13,000      38,500     0.43    1,170,165    0.43 - 0.55

2006/01/31       51,500      51,500     0.46    1,068,421    0.45 - 0.50

2006/01/15            0           0     0.48*     304,673    0.48 - 0.50

2005/12/31         -500           0     0.54*     283,667    0.51 - 0.55

2005/12/15      -24,900         500     0.55      614,112    0.49 - 0.59

2005/11/30       10,900      25,400     0.51      361,065    0.51 - 0.58

2005/11/15        5,033      14,500     0.57      714,931    0.51 - 0.59

2005/10/31        4,467       9,467     0.49      621,889    0.49 - 0.55

* - Indicates that the closing price used is the last non-zero closing price and is not the closing price on the report date.

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